FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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     www.tevapharm.com

November 5, 2009

Notice

Please be advised that, effective November 2, 2009, following the recommendation of Teva`s Corporate Governance and Nominating Committee, Prof. Rivka Carmi, MD, was elected by the Board of Directors of Teva Pharmaceutical Industries Ltd. to serve as a Board Member whose term of office shall extend until 2011.

Prof. Carmi has served as President of Ben-Gurion University of the Negev since May 2006. She previously was the Director of the Genetics Institute at the Soroka University Medical Center and the dean of the Faculty of Health Sciences at Ben-Gurion University. She authored over 120 publications in medical genetics. She also served as the Acting Director of the nascent National Institute for Biotechnology in the Negev.

Teva Pharmaceutical Industries Ltd.

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Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Eyal Desheh

Name: Eyal Desheh
Title: Chief Financial Officer

Date November 5, 2009

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